January 27, 2009

via e-mail

Eric Envall, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Bank of the James Financial Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 16, 2009

File No. 000-50548

Dear Mr. Envall:

I am writing in response to Kathryn McHale’s letter to Robert R. Chapman III, President of Bank of the James Financial Group, Inc. (the “Company”) concerning the above-referenced Preliminary Proxy Statement on Schedule 14A.

The Company agrees with the Commission’s comments. We have revised the our Preliminary Proxy to reflect the changes. In addition to the response set forth herein, have discussed, we have attached a complete copy of the Preliminary Proxy,, including Exhibit A (the Amended and Restated Articles of Incorporation) and the form of proxy. This document has been marked against the version filed with the Commission on January 16, 2009.

RESPONSE TO COMMENTS AND PROPOSED AMENDMENTS

TO THE PRELIMINARY PROXY

Preliminary Proxy Statement on Schedule 14A

1. In the discussion regarding the use of proceeds on page 4, please include information regarding the Company’s initial intentions regarding the use of proceeds consistent with the disclosures and assumptions made in footnotes on pages 9-11 of the pro forma financial information.

Response: The Company has provided further explanation regarding its intended use of proceeds. This language is indicated by the marked language on page 4 of the revised Preliminary Proxy. In addition to a minor clarification related to the change, we have added the following description:

Initially, we anticipate that Bank of the James will purchase U.S. government agency securities with the investment proceeds. We anticipate that we will use the increased capital provided by the proceeds to increase lending to individuals and businesses in our market area. The additional capital will increase the Bank’s legal lending limit.

Eric Envall, Esq.

January 27, 2009

2. We note in Article III of the Company’s Amended and Restated Articles of Incorporation that the Company is seeking to amend the par value of its authorized Common Stock from $4.00 to $2.14 per share; please comply with Item 12 of Schedule 14A or provide your analysis as to why compliance is not necessary.

Response: The Company amended the par value of its common stock to reflect the current par value as reflected on the Company’s financial statements after giving effect to two stock splits. The change has no substantive impact on the rights of the shareholders. To avoid confusion, the Company has inserted the following on page 8 of the revised Preliminary Proxy, as shown on the marked copy:

Amendment of Par Value of Common Stock

The proposed amendment to the Articles of Incorporation amends the stated par value of Common Stock from $4.00 per share to $2.14 per share. Since the Articles of Incorporation were filed, the Company has declared two stock dividends that have affected the par value of the Common Stock (the first a 50% stock dividend declared on January 13, 2005 and the second a 25% stock dividend declared on January 17, 2006). Under applicable accounting principles, these stock dividends have caused the par value of the Common Stock to be adjusted from $4.00 to $2.14. This amendment conforms the par value of the Common Stock as stated in the Articles of Incorporation to the par value as reflected on the financial statements of the Company and has no effect on the rights of the holders of Common Stock.

Financial Statements

3. Please revise your pro forma balance sheet to separately present the premium attributable to the warrant preferred stock based upon your determination of the relative fair value. It is assumed that this amount is netted within your line item discount on the preferred stock. Please revise or advise accordingly.

Response: The Company has revised the balance sheet on page 9 and the income statements on pages 10 and 11 to include the requested information, all as shown on the marked copy.

4. Please revise both of your income statements to present the weighted average shares used to determine earnings per share.

Response. The Company has made the change by inserting the requested information on pages 10 and 11, as shown in the marked copies attached hereto.

Eric Envall, Esq.

January 27, 2009

Additional Changes

5. In addition to the changes made in response to the Commission’s comments, the Company has made one revision to Article VII of its Articles of Incorporation. The Company has revised the first sentence of that Article, as shown on the marked copy, to make clear that shareholder approval is not necessary when amendments to the articles of incorporation are adopted under Section 4 of Article III (the designation of one or more series of preferred stock).

ADDITIONAL RESPONSE

The Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call me should you have any additional questions. I look forward to hearing from you soon.

Sincerely,

/s/ J. Todd Scruggs
J. Todd Scruggs

enclosures